Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2016

Reference is made to the circular of PetroChina Company Limited (the “Company”) dated April 20 2017 (the “AGM Circular”) and the notice of the Company dated April 20 2017 (the “AGM Notice”), which set out the time and venue of the Company’s annual general meeting of 2016 (the “AGM”) and contain the resolutions to be tabled before the AGM for the approval of the Company’s shareholders. Unless otherwise indicated, the capitalized terms used in this supplemental notice shall have the same meaning as those defined in the supplemental circular of the AGM of the Company dated 5 May 2017.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held at 9 a.m. on 8 June 2017 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC as previously planned, to consider and, if thought fit, pass the following ordinary resolutions, in addition to the resolutions set out in the AGM Notice:

ORDINARY RESOLUTIONS

9.	To consider and, if thought fit, pass the following resolutions:

9.01	To consider and approve the election of Mr. Wang Yilin as a Director of the Company;

9.02	To consider and approve the election of Mr. Wang Dongjin as a Director of the Company;

9.03	To consider and approve the election of Mr. Yu Baocai as a Director of the Company;

9.04	To consider and approve the election of Mr. Liu Yuezhen as a Director of the Company;

9.05	To consider and approve the election of Mr. Liu Hongbin as a Director of the Company;

9.06	To consider and approve the election of Mr. Hou Qijun as a Director of the Company;

9.07	To consider and approve the election of Mr. Duan Liangwei as a Director of the Company;

9.08	To consider and approve the election of Mr. Qin Weizhong as a Director of the Company;

9.09	To consider and approve the election of Mr. Lin Boqiang as a Director of the Company;

9.10	To consider and approve the election of Mr. Zhang Biyi as a Director of the Company;

9.11	To consider and approve the election of Ms. Elsie Leung Oi-sie as a Director of the Company;

9.12	To consider and approve the election of Mr. Tokuchi Tatsuhito as a Director of the Company; and

9.13	To consider and approve the election of Mr. Simon Henry as a Director of the Company.

10.	To consider and, if thought fit, pass the following resolutions:

10.01	To consider and approve the election of Mr. Xu Wenrong as a Supervisor of the Company;

10.02	To consider and approve the election of Mr. Zhang Fengshan as a Supervisor of the Company;

10.03	To consider and approve the election of Mr. Jiang Lifu as a Supervisor of the Company; and

10.04	To consider and approve the election of Mr. Lu Yaozhong as a Supervisor of the Company.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

5 May 2017

Notes:

1.	A supplemental form of proxy (“Supplemental Form of Proxy”) in respect of the ordinary resolutions mentioned above is enclosed with this Supplemental Notice. To be valid, for holders of A Shares, the Supplemental Forms of Proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

2.	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies to attend and vote on his behalf. A proxy need not to be a shareholder of the Company. The Supplemental Form of Proxy will not affect the validity of any form of proxy duly completed by you in respect of the resolutions set out in the AGM Notice. If you have completed and delivered the First Form of Proxy and validly appointed a proxy to attend and act for you at the AGM but do not complete and deliver the Supplemental Form of Proxy, your proxy will be entitled to vote at his/her discretion on the resolutions set out in the Supplemental Notice. If you do not complete and deliver the First Form of Proxy but have completed and delivered the Supplemental Form of Proxy and validly appointed a proxy to attend and act for you at the AGM, unless otherwise instructed, your proxy will be entitled to vote at his/her discretion on the resolutions set out in the AGM Notice.

3.	Please refer to the AGM Circular and AGM Notice for details in respect of the time and venue of the AGM, other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy forms, registration procedures, closure of register of members, reply slips and other relevant matters in relation to the AGM.

As at the date of this supplemental notice, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Liu Hongbin as non-executive directors; Mr. Zhao Zhengzhang as executive director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.